No.1-14678

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☐                        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐                        No    ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: March 1, 2007	By:	/S/ MICHELLE CATURAY
Name: Michelle Caturay
Title: Vice-President, Corporate Secretary and Associate General Counsel

	By:	/S/ VALERIE K. PETTIPAS
Name: Valerie K. Pettipas
Title: Assistant Corporate Secretary

ANNUAL MEETING OF SHAREHOLDERS

Calgary, Alberta

March 1, 2006

OFFICIAL VOTING RESULTS

Each of the matters set out below is described in greater detail in the 2007 Management Proxy Circular (http://cibc.com/ca/investor-relations/annual-reports.html).

The Board of Directors and management recommended that shareholders vote FOR the appointment of Ernst & Young LLP as Auditors of the Bank and FOR the election as director of each of the 16 nominees listed in the 2007 Management Proxy Circular.

		#	%		#	%
1. Appointment of Auditors:	FOR	169,719,656	99.9%	WITHHELD	231,271	0.1%
2. Election of Directors:	FOR	169,755,163	99.9%	WITHHELD	117,133	0.1%

Individual director results are set out below.

Nominee	Votes For		Votes Withheld
	#	%	#	%
Brent S. Belzberg	169,564,421	99.8%	307,875	0.2%
Jalynn H. Bennett	169,652,460	99.9%	219,836	0.1%
Gary F. Colter	168,558,505	99.2%	1,313,791	0.8%
William L. Duke	169,280,771	99.7%	591,525	0.3%
Ivan E.H. Duvar	169,653,288	99.9%	219,008	0.1%
William A. Etherington	169,530,083	99.8%	342,213	0.2%
Margot A. Franssen	169,106,948	99.5%	765,348	0.5%
Gordon D. Giffin	167,779,850	98.8%	2,092,446	1.2%
Linda S. Hasenfratz	169,254,377	99.6%	617,919	0.4%
John S. Lacey	168,638,966	99.3%	1,233,330	0.7%
John P. Manley	169,397,445	99.7%	474,851	0.3%
Gerald T. McCaughey	169,357,152	99.7%	515,144	0.3%
Charles Sirois	169,088,150	99.5%	784,146	0.5%
Stephen G. Snyder	169,675,846	99.9%	196,450	0.1%
Cynthia M. Trudell	169,586,569	99.8%	285,727	0.2%
Ronald W. Tysoe	169,627,099	99.9%	245,197	0.1%

The Board of Directors and management recommended that shareholders vote IN FAVOUR of each of the following management proposals:

3. Proposal to amend By-Law No. 1
	FOR	169,177,040	99.6%	AGAINST	695,656	0.4%
4. Proposal to amend the Employee Stock Option Plan
	FOR	154,334,816	91.7%	AGAINST	13,935,292	8.3%
The Board of Directors and management recommended that shareholders vote AGAINST each of the following shareholder proposals:

5. Proposal No.1
That the compensation of senior executives be relative to the employee’s average salary, the bank’s expenses and its financial success.
	FOR	8,038,750	4.8%	AGAINST	160,226,386	95.2%
6. Proposal No. 2
That the stock options allocated to senior executives be rigorously aligned with the economic value added (EVA) of the bank.
	FOR	9,298,570	5.5%	AGAINST	158,971,054	94.5%
7. Proposal No. 3
That three years from the date of the 2007 CIBC Management Proxy Circular at the latest, at least a third of the members of the bank’s board of directors consist of women.
	FOR	9,974,970	5.9%	AGAINST	158,291,798	94.1%
8. Proposal No. 4
That the annual report include a detailed summary of the financial statements of the bank’s subsidiaries.
	FOR	6,822,723	4.1%	AGAINST	161,441,565	95.9%
9. Proposal No. 5
That the bank disclose information on its direct or indirect participation in hedge fund activity.
	FOR	18,092,994	10.8%	AGAINST	150,176,600	89.2%
10. Proposal No. 6

That a director of this bank shall not be qualified as "independent" if that director was a Named Executive Officer of another company at the same time as one of the current Named Executive Officers of this bank.

	FOR	6,673,875	4.0%	AGAINST	161,595,503	96.0%

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